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[SUNBELT NATIONAL BANK LETTERHEAD]


March 30, 1988

To Our Shareholders:

The waiting is almost over. Although we have not yet received all of the required final approvals from the bank regulators, we expect to receive these approvals soon. Accordingly, the Board of Directors has set Thursday, April 30, 1998, at 10:00 a.m. for the Special Meeting of Shareholders to vote on the transaction. The meeting will be held at our 1160 Dairy Ashford office. Along with this letter you will find:

     o    Notice of Special Meeting of the Shareholders
     o    Sunbelt National Bank Proxy Statement and Prospectus
     o    Proxy

The Proxy Statement and Prospectus describes the details of the transaction and provides you with the financial information on Prime Bancshares, Inc. that was promised to you when we first announced the pending merger. After the transaction is closed, assuming it is approved by shareholders, your Sunbelt stock will be exchanged for Prime Bancshares, Inc. stock as discussed in the Proxy Statement and Prospectus. If all goes as expected, the consolidation could be completed in May.

Please read the Proxy material carefully. Even if you plan to attend the meeting in person, please return your signed and dated Proxy in the enclosed post-paid envelope before April 30.

It has been my great honor and pleasure to have served as your Chairman. I will continue working with Prime Bank after the merger and look forward to being your Prime Banker.

Sincerely,


B. J. Williams

BJW/cma